Exhibit 99.1
Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three and six months ended June 30, 2022.

Condensed Consolidated Interim Statement of Operations	2
Condensed Consolidated Interim Statement of Comprehensive Loss	3
Condensed Consolidated Interim Balance Sheet	4
Condensed Consolidated Interim Statement of Changes in Equity	5
Condensed Consolidated Interim Statement of Cash Flows	7
Notes to the Condensed Consolidated Interim Financial Statements	8

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations
(in KUSD except for per share data)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Note	2022	2021	2022	2021
Product revenues, net	5	17,291	3,760	33,789	3,760
License revenue	3, 5	—	—	30,000	—
Total revenue		17,291	3,760	63,789	3,760

Operating expense
Cost of product sales	7	(2,266)	(121)	(2,795)	(121)
Research and development expenses	7	(48,537)	(39,533)	(97,489)	(78,705)
Selling and marketing expenses	7	(17,659)	(15,221)	(36,029)	(29,132)
General and administrative expenses	7	(18,240)	(19,367)	(37,251)	(36,949)
Total operating expense		(86,702)	(74,242)	(173,564)	(144,907)
Loss from operations		(69,411)	(70,482)	(109,775)	(141,147)

Other income (expense)
Financial income	16	16	15	18,324	30
Financial expense	13, 14, 16	(8,801)	(2,555)	(18,018)	(4,555)
Non-operating income	8	12,875	693	26,317	21,923
Total other income (expense)		4,090	(1,847)	26,623	17,398
Loss before taxes		(65,321)	(72,329)	(83,152)	(123,749)
Income tax benefit (expense)		947	(240)	2,117	(347)
Net loss		(64,374)	(72,569)	(81,035)	(124,096)

Net loss attributable to:
Owners of the parent		(64,374)	(72,569)	(81,035)	(124,096)

Net loss per share, basic and diluted	18	(0.84)	(0.95)	(1.05)	(1.62)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Comprehensive Loss
(in KUSD)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Note	2022	2021	2022	2021
Net Loss		(64,374)	(72,569)	(81,035)	(124,096)

Other comprehensive (loss) income
Items that will not be reclassified to profit and loss
Remeasurement of defined benefit pension liability	2	3,618	—	3,618	—
Total items that will not be reclassified to profit and loss		3,618	—	3,618	—

Items that may be reclassified to profit and loss
Currency translation differences		(383)	20	(541)	56
Total items that may be reclassified to profit and loss		(383)	20	(541)	56
Other comprehensive income for the period		3,235	20	3,077	56
Total comprehensive loss for the period		(61,139)	(72,549)	(77,958)	(124,040)

Total comprehensive loss attributable to:
Owners of the parent		(61,139)	(72,549)	(77,958)	(124,040)
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet
(in KUSD)

	Note	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	9	376,778	466,544
Accounts receivable, net		20,863	30,218
Inventory	10	14,650	11,122
Other current assets		12,151	17,298
Total current assets		424,442	525,182
Non-current assets
Property, plant and equipment		3,596	4,066
Right-of-use assets	13	6,094	7,164
Intangible assets	11	14,575	13,582
Interest in joint venture	12	36,817	41,236
Deferred tax asset		34,040	26,049
Other long-term assets		899	693
Total non-current assets		96,021	92,790

Total assets		520,463	617,972

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		13,019	12,080
Other current liabilities		52,384	50,497
Lease liabilities, short-term	13	909	1,029
Current income tax payable		799	3,754
Convertible loans, short-term	14	6,573	6,575
Total current liabilities		73,684	73,935
Non-current liabilities
Convertible loans, long-term	14	89,844	87,153
Convertible loans, derivatives	14	7,637	37,947
Deferred royalty obligation, long-term	16	204,423	218,664
Deferred gain of joint venture	12	23,539	23,539
Lease liabilities, long-term	13	5,990	6,994
Defined benefit pension liabilities	2	—	3,652
Total non-current liabilities		331,433	377,949

Total liabilities		405,117	451,884

Equity attributable to owners of the parent
Share capital		6,445	6,445
Share premium		981,818	981,827
Treasury shares		(119)	(128)
Other reserves	2, 15	133,480	102,646
Cumulative translation adjustments		(358)	183
Accumulated losses		(1,005,920)	(924,885)
Total equity attributable to owners of the parent		115,346	166,088

Total liabilities and equity		520,463	617,972
The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)
For the Three and Six Months Ended June 30, 2022

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
April 1, 2022		6,445	981,818	116,044	(119)	25	(941,546)	162,667

Loss for the period		—	—	—	—	—	(64,374)	(64,374)

Remeasurement of defined benefit pension liability	2	—	—	3,618	—	—	—	3,618
Translation adjustment		—	—	—	—	(383)	—	(383)
Total other comprehensive income (loss)		—	—	3,618	—	(383)	—	3,235

Total comprehensive income (loss) for the period		—	—	3,618	—	(383)	(64,374)	(61,139)

Share-based compensation expense	15	—	—	13,818	—	—	—	13,818
Total transactions with owners		—	—	13,818	—	—	—	13,818

June 30, 2022		6,445	981,818	133,480	(119)	(358)	(1,005,920)	115,346

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2022		6,445	981,827	102,646	(128)	183	(924,885)	166,088

Loss for the period		—	—	—	—	—	(81,035)	(81,035)

Remeasurement of defined benefit pension liability	2	—	—	3,618	—	—	—	3,618
Translation adjustment		—	—	—	—	(541)	—	(541)
Total other comprehensive income (loss)		—	—	3,618	—	(541)	—	3,077

Total comprehensive income (loss) for the period		—	—	3,618	—	(541)	(81,035)	(77,958)

Exercise of options and vestings of RSUs		—	(9)	—	9	—	—	—
Share-based compensation expense	15	—	—	27,216	—	—	—	27,216
Total transactions with owners		—	(9)	27,216	9	—	—	27,216

June 30, 2022		6,445	981,818	133,480	(119)	(358)	(1,005,920)	115,346

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Changes in Equity
(in KUSD)

For the Three and Six Months Ended June 30, 2021

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
April 1, 2021		6,314	981,059	56,704	(4)	281	(746,386)	297,968

Loss for the period		—	—	—	—	—	(72,569)	(72,569)

Translation adjustment		—	—	—	—	20	—	20
Total other comprehensive income		—	—	—	—	20	—	20

Total comprehensive income (loss) for the period		—	—	—	—	20	(72,569)	(72,549)

Issuance of shares to be held as treasury shares		131	—	—	(131)	—	—	—
Exercise of options		—	231	—	1	—	—	232
Share-based compensation expense	15	—	—	18,267	—	—	—	18,267
Total transactions with owners			231	18,267	(130)	—	—	18,499

June 30, 2021		6,445	981,290	74,971	(134)	301	(818,955)	243,918

	Note	Share Capital	Share Premium	Other Reserves	Treasury Shares	Cumulative Translation Adjustments	Accumulated Losses	Total Equity
January 1, 2021		6,314	981,056	42,753	(4)	245	(694,859)	335,505

Loss for the period		—	—	—	—	—	(124,096)	(124,096)

Translation adjustment		—	—	—	—	56	—	56
Total other comprehensive income		—	—	—	—	56	—	56

Total comprehensive income (loss) for the period		—	—	—	—	56	(124,096)	(124,040)

Issuance of shares to be held as treasury shares		131	—	—	(131)	—	—	—
Exercise of options		—	234	—	1	—	—	235
Share-based compensation expense	15	—	—	32,218	—	—	—	32,218
Total transactions with owners		131	234	32,218	(130)	—	—	32,453

June 30, 2021		6,445	981,290	74,971	(134)	301	(818,955)	243,918

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Cash Flows (in KUSD)

		For the Six Months Ended June 30,
	Note	2022	2021
Cash used in operating activities
Loss for the period		(81,035)	(124,096)
Adjustments for non-monetary items:
Share-based compensation expense	15	27,216	32,218
Impairments of Assets	7	1,937	—
Depreciation of property, plant and equipment		517	351
Amortization of intangible assets	11	57	63
Depreciation of right-of-use assets	13	606	799
Gain from reversal of inventory impairment charges	10	—	(6,752)
Share of results in joint venture	8, 12	4,419	1,696
Deferred income taxes		(7,991)	—
Change in defined benefit pension liability		132	165
Convertible loans, derivatives, decrease in fair value	8, 14	(30,310)	(23,222)
Financial income	16	(18,324)	(30)
Financial expense	14, 16	17,917	4,441
Exchange differences		(272)	(251)
Operating loss before working capital changes		(85,131)	(114,618)
Decrease (increase) in accounts receivable, net		9,355	(2,079)
Increase in inventory		(4,282)	(966)
Decrease (increase) in other current assets		3,797	(1,636)
Increase in accounts payable		970	8,982
Increase in income taxes		5,874	347
Decrease in other liabilities and other payables		(791)	(1,156)
Cash used in operating activities		(70,208)	(111,126)

Interest paid		(3,562)	(2,070)
Interest received		36	22
Interest expense on lease obligations	13	101	114
Interest paid under royalty financing transaction	16	(4,446)	—
Taxes paid		(8,813)	(99)
Net cash used in operating activities		(86,892)	(113,159)

Cash used in investing activities
Payment for purchase of property, plant and equipment		(279)	(1,605)
Payment for purchase of intangible assets	11	(1,648)	(1,900)
Payment for deposits		(210)	—
Net cash used in investing activities		(2,137)	(3,505)

Cash (used in) provided by financing activities
Proceeds from convertible loans, net of transaction costs	14	—	49,591
Proceeds from the exercise of stock options		—	234
Principal portion of lease obligation payments	13	(510)	(517)
Net cash (used in) provided by financing activities		(510)	49,308

Net decrease in cash and cash equivalents		(89,539)	(67,356)
Exchange (losses) / gain on cash and cash equivalents		(227)	45
Cash and cash equivalents at beginning of the period		466,544	439,195
Cash and cash equivalents at end of the period		376,778	371,884

Supplemental Non-Cash Investing Information
Capital expenditures recorded in Accounts payable		114	367

The accompanying notes form an integral part of these condensed consolidated interim financial statements (Unaudited)

ADC Therapeutics SA
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited) – in KUSD except for share and per share data
1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls three wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014 and ADC Therapeutics (NL) B.V. which was incorporated in the Netherlands on February 25, 2022. The Company and its three subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. On April 23, 2021, the U.S. Food and Drug Administration (“FDA”) approved ZYNLONTA for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) and the Company commenced recognizing revenue upon the sale of ZYNLONTA during the second quarter of 2021. ADCs are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 9, 2022.
Going concern basis
ADCT is a commercial-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:
•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.
Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations, license agreements, the issuance of the Company’s common shares, the issuance of convertible loans, and proceeds from a royalty purchase agreement (see notes 14, “Convertible loans” and 16, “Deferred royalty obligation”). During the first quarter of 2022 and third quarter of 2022, the Company entered into exclusive license agreements with Mitsubishi Tanabe Pharma Corporation ("MTPC") and Swedish Orphan Biovitrum AB ("Sobi"), respectively, for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan and all territories outside the U.S., greater China, Singapore and Japan, respectively. The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the convertible loans, it must maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.
As of June 30, 2022, the Group’s cash and cash equivalents amounted to USD 376.8 million (December 31, 2021: USD 466.5 million).
Management believes that the Group has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements and, as a result, is presenting these unaudited condensed consolidated interim financial statements of the Group on a going concern basis.

COVID – 19
The Group continues to monitor the COVID-19 pandemic and its impact to operations. The Group is commercializing ZYNLONTA using hybrid launch plans. Recently, the Company has seen an increase in face-to-face interactions with physicians, which it believes is a key pillar of its continued success in driving the adoption of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA's differentiated product profile. The Group is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. In response to the spread of COVID-19, the Group has also modified its business practices based on local guidelines. At this time, Group employees are meeting with investigators and site staff in person as allowed by institutions. The Group continues to closely monitor the potential effects of the COVID-19 pandemic on its clinical trials, commercialization efforts and supply chain, and will work closely with its clinical trial sites and principal investigators, contract research organizations, customers and distributors and contract manufacturing partners to mitigate such impact. As the COVID-19 pandemic continues to evolve, the Group believes the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration, the impact on the U.S. and global economies, the timing, the availability, and acceptance and effectiveness of vaccines and treatments, particularly against emerging variants of the novel coronavirus, and the scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond the Group’s knowledge and control, and as a result, the ultimate impact of the COVID-19 pandemic on the Group's results of operations, cash flows and financial position for the remainder of 2022 and thereafter cannot be reasonably predicted. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.
2.Basis of preparation
Statement of Compliance
These unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2021.
Functional and reporting currency
These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“USD” or “$”), which is the Company’s functional currency and the Group’s reporting currency.
A subsidiary of the Company, ADCT UK, has a functional currency of the British Pound (“GBP”). The following exchange rates have been used for the translation of the financial statements of ADCT UK:

	Six Months Ended June 30,
	2022	2021
USD / GBP
Closing rate, GBP 1	1.21470	1.38358
Weighted average exchange rate, GBP 1	1.20080	1.39134

Basis of Consolidation
The unaudited condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company which are the same as those contained in the audited consolidated financial statements as of and for the year ended December 31, 2021.

Use of estimates and judgements
The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Estimates are based on management’s knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

As a result of increases in interest rates, the Company assessed the impact of utilizing a higher discount rate, 2.0%, in its most recent pension obligation actuarial valuation performed as of December 31, 2021. The use of a higher discount rate resulted in a decrease of KUSD 3.6 million to its Defined benefit pension liabilities with a corresponding offset to Other comprehensive loss. The reduction in its Defined benefit pension liability was capped at the fair value of the Company’s pension plan assets. The Company expects to perform its annual actuarial valuation in conjunction with its fiscal year ending December 31, 2022.
In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2021.

Other income (expense)
For periods prior to December 31, 2021, individual components of Non-operating income (expense) were reported separately within the statement of operations. Prior periods have been recast to conform to the current period presentation. See Note 8, “Non-operating income (expense)” for further information.
3.Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended December 31, 2021 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, except for the following:
Revenue Recognition
License Arrangements
On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. In previous years, the Company had generated revenue from the sale of its product candidates and service revenues from a license and collaboration arrangement. See note 5 “License Revenue” for further information on the MTPC arrangement.
The Company recognizes revenues from license fees for intellectual property (IP) either at a point in time or over time. The Company must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). The Company recognizes revenue for a right-to-use license immediately if the licensee can begin to use and benefit from the IP upon commencement of the license term and the Company has no further obligations in the context of the IP. A license is considered a right to access the IP when the Company undertakes activities during the license term that may significantly affect the IP, which directly exposes the customer to any positive or negative effects arising from such activities. These activities do not result in the immediate transfer of a good or service to the customer. As such, revenues from the right to access the IP are recognized over time.
The Company may enter into agreements with multiple performance obligations. Performance obligations are identified and separated when the other party can benefit from the license on its own or together with other resources that are readily available, and the license is separately identifiable from other goods or services in the contract.
Transaction prices for out-license arrangements may include fixed up-front amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development and regulatory milestones because the ultimate outcomes are binary in nature. Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price when sold separately or estimated stand-alone selling price on the basis of comparable transactions with other customers when such goods or services are not sold separately. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain.
In determining the transaction prices, sales milestones and royalties attributable to licenses are excluded from the variable consideration guidance and recognized at the later of when the subsequent sales transaction occurs, or the satisfaction or partial satisfaction of the performance obligation to which some or all of the royalty has been allocated.
New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.
4.Financial risk management
4.1Financial risk factors
The Group’s activities are exposed to a variety of financial risks: market risk (including changes in the Company’s share price, exposure to fluctuation in currency exchange rates and exposure to interest rate movements), credit risk and liquidity risk.
The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as of December 31, 2021. In relation to the royalty purchase agreement with entities managed by Healthcare Royalty Management, LLC ("HCR"), the Company is obligated to pay interest in the form of royalties in connection with certain net sales and licensing revenue. As the effective interest rate on the deferred royalty obligation does not depend on market performance, the exposure to interest rate and market risk is deemed low. See note 16, “Deferred royalty obligations” for further information. There have been no material changes in financial risk management since year-end.
4.2Fair value estimation
At June 30, 2022, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
•Cash and cash equivalents
•Trade accounts receivable
•Trade accounts payable
In the six months ended June 30, 2022, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.

Fair values must be estimated at each grant date with regard to awards under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “Equity Incentive Plan 2019”) and with regard to the convertible loan conversion option derivative related to the first tranche and second tranche of the convertible loans. The approach to valuation follows the grant date fair value principle, and the key input factors are described for the share-based compensation awards in note 15, “Share-based compensation” and for the convertible loan derivatives in note 14, “Convertible loans”. Commonly accepted pricing models (Hull and Goldman Sachs) have been used to calculate the fair value of the convertible loan derivatives. The valuation of the embedded derivative in the first tranche and second tranche are classified as pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
(a)Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(b)Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
(c)Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.
The embedded derivative conversion feature associated with the first and second tranche of the Company’s convertible loans (see note 14, “Convertible loans”) are re-measured to fair value at each reporting date. The Company utilizes a risk free rate, an implied bond yield and a selected volatility in determining the fair value of its embedded derivatives.
A hypothetical 10% increase (decrease) in the risk-free rate as of June 30, 2022 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 30 and (KUSD 29). A hypothetical 10% increase (decrease) in the implied bond yield as of June 30, 2022 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 79 and (KUSD 18). A hypothetical 10% increase (decrease) in the selected volatility as of June 30, 2022 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 1,254 and (KUSD 1,105).
A hypothetical 10% increase (decrease) in the risk-free rate as of June 30, 2022 would have decreased the derivative value associated with the second tranche of our convertible loans by KUSD 18 and KUSD 22. A hypothetical 10% increase (decrease) in the implied bond yield as of June 30, 2022 would have decreased the derivative value associated with the second tranche of our convertible loans by KUSD 8 and KUSD 36. A hypothetical 10% increase (decrease) in the selected volatility as of June 30, 2022 would have increased (decreased) the derivative value associated with the second tranche of our convertible loans by KUSD 671 and (KUSD 803).
5.Revenue recognition
Product revenue
On April 23, 2021, the Company received FDA accelerated regulatory and marketing approval for ZYNLONTA and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been sales of ZYNLONTA only in the U.S. Product revenues, net were KUSD 17,291 and KUSD 33,789 for the three and six months ended June 30, 2022, respectively. Product revenues, net were KUSD 3,760 for both the three and six months ended June 30, 2021. The Company records its best estimate of gross-to-net ("GTN") sales adjustments to which customers are likely to be entitled.
The table below provides a rollforward of the Company’s accruals related to the GTN sales adjustments for the three and six months ended June 30, 2022.

	Three months ended June 30,		Six months ended June 30,
(in KUSD)	2022	2021	2022	2021
Beginning balance	4,126	—	2,590	—
GTN sales adjustments for current year sales	3,206	752	6,697	752
GTN sales adjustments for prior year sales	87	—	(105)	—
Credits, payments and reclassifications to Accounts payable	(3,955)	(22)	(5,718)	(22)
Ending balance as of June 30,	3,464	730	3,464	730

The table below provides the classification of the accruals related to the GTN sales adjustment included in the Company’s unaudited condensed consolidated interim balance sheet as of June 30, 2022 and December 31, 2021.

(in KUSD)	As of June 30, 2022	As of December 31, 2021
Accounts receivable, net	1,533	1,204
Other current liabilities	1,931	1,386
	3,464	2,590

Accounts receivable
As the Company’s inventory is no longer held on consignment by the Company’s third-party logistics and distribution provider and as a result of receiving a permanent J-code for ZYNLONTA, the Company’s payment terms currently range from 30 days to 90 days.

License revenue
On January 18, 2022, the Company entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, the Company received an upfront payment of USD 30 million and may receive up to an additional USD 205 million in milestones if certain development and commercial events are achieved. The Company will also be entitled to receive royalties ranging in percentage from the high teens to the low twenties based on net sales of ZYNLONTA in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies by bearing a portion of the study costs. In addition, the Company will supply ZYNLONTA to MTPC for its drug development and commercialization under a supply agreement.
The MTPC license arrangement includes a license and a performance obligation to supply product. The license and supply obligations are accounted for as separate performance obligations as they are considered distinct because MTPC can benefit from the license on its own or together with other resources that are readily available, and the license is separately identifiable from other goods or services in the contract.
The Company completed significant development work which resulted in FDA approval of ZYNLONTA in the U.S. for the treatment of relapsed or refractory DLBCL. As a result, the up-front license fee is recognized immediately at the time of license execution, as MTPC can use and benefit from the IP and the Company has no further performance obligation with respect to the IP upon commencement of the license term.
Although contingent development milestone amounts are assessed each period for the likelihood of achievement, they are typically constrained and recognized when the uncertainty is subsequently resolved for the full amount of the milestone and will be classified as license revenue. Sales milestones and royalties are recognized when the subsequent sales occur and classified as license revenue.

After considering the standalone selling prices, up-front fees, contingent development and sales-based milestone, amounts and royalties are allocated to the license and recognized in the manner described above. Consideration for the supply obligation is based upon stipulated contractual terms which represent a standalone selling price. The above fee allocation between the license and the supply represents the amount of consideration expected to be entitled to for the satisfaction of the separate performance obligations.
6.Segment information
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment.

7.Operating expense
The following table provides the unaudited condensed consolidated interim statement of operation classification of our total operating expense:

(in KUSD)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cost of product sales	2,266	121	2,795	121

R&D
External costs (1)	30,175	21,983	59,343	46,289
Employee expense (2)	18,362	17,550	38,146	32,416
R&D expenses	48,537	39,533	97,489	78,705

S&M
External costs (3)	9,259	5,726	18,170	11,016
Employee expense (2)	8,400	9,495	17,859	18,116
S&M expenses	17,659	15,221	36,029	29,132

G&A
External costs (1)	5,880	5,872	13,519	10,605
Employee expense (2)	12,360	13,495	23,732	26,344
G&A expenses	18,240	19,367	37,251	36,949
Total operating expense	86,702	74,242	173,564	144,907
(1) Includes depreciation expense
(2) Includes share-based compensation expense
(3) Includes depreciation expense for Property, plant and equipment for the three and six months ended June 30, 2022. All other depreciation expense was not material for the three and six months ended June 30, 2022. All depreciation expense was not material for the three and six months ended June 30, 2021.

The increase in Cost of product sales in the three and six months ended June 30, 2022, was primarily associated with USD 1.7 million of impairment charges related to the manufacturing of antibodies that was not within the company's specifications. In addition, Cost of product sales increased due to a full half-year of sales activity in 2022 as compared to the same periods in 2021 due to the commencement of ZYNLONTA sales in May 2021.

As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 6,752 of previously recorded impairment charges during the three and six months ended 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. External costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program during the three and six months ended June 30, 2022 as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and new histologies, advance Cami to support a BLA submission and build our pipeline. Employee expense increased primarily due to higher employee headcount.
The increase in S&M expenses in the three and six months ended June 30, 2022 was primarily due to increased professional expenses relating to the commercial launch of ZYNLONTA. Employee expense decreased due to lower share-based compensation expense.
The decrease in G&A expenses in the three months ended June 30, 2022 was primarily due to lower share-based compensation expense. The increase in G&A expenses in the six months ended June 30, 2022 was primarily due to higher professional fees associated with the license agreement entered into with MTPC.

8.Non-operating income (expense)

		Three months ended June 30,		Six months ended June 30,
(in KUSD)	Note	2022	2021	2022	2021
Convertible loans, derivatives, change in fair value income	14	14,455	2,053	30,310	23,222
Convertible loans, derivatives, transaction costs		—	(148)	—	(148)
Share of results with joint venture	12	(1,917)	(1,169)	(4,419)	(1,696)
Exchange differences gain (loss)		223	(242)	304	152
R&D tax credit		114	199	122	393
Non-operating income		12,875	693	26,317	21,923
Convertible loans, derivatives, change in fair value income (expense)
Changes in derivative fair values are explained in note 14, “Convertible loans”. Pursuant to the Facility Agreement with Deerfield, the Company drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, the Company drew down the second tranche of convertible loans amounting to USD 50 million.
Convertible loans, derivatives, transaction costs
The transaction costs of the embedded derivatives associated with the draw-down of the second tranche of the convertible loans on April 23, 2021 were charged directly to the unaudited condensed consolidated interim statement of operations. No such transaction costs were charged in fiscal year 2022.
Share of results with joint venture
In connection with the formation of Overland ADCT BioPharma in December 2020, the Company recorded its proportionate share of Overland ADCT BioPharma’s net loss. See note 12, “Interest in joint venture”.
Exchange differences
Also included in non-operating income (expense) are favorable or unfavorable Exchange differences. The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies.
R&D tax credit
The Company recognizes as income (expense) amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s R&D Expenditure Credit scheme (“UK R&D Credit Scheme”). The grants represent 12% of eligible expenditure. The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within non-operating income (expense) and not as a credit to income tax expense.

9.Cash and cash equivalents
Pursuant to the Facility Agreement entered into on April 24, 2020 (see note 14, “Convertible loans”), the Company is subject to a covenant that requires it to maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter, and such amounts are included in cash and cash equivalents on the unaudited condensed consolidated interim balance sheet.
10.Inventory
Inventory as of June 30, 2022 and December 31, 2021 consisted of the following:

(in KUSD)	As of June 30, 2022	As of December 31, 2021
Work in process	14,386	10,562
Finished goods (1)	264	560
Total inventory	14,650	11,122

(1) Subsequent to December 31, 2021, the Company's inventory is no longer held on consignment by the third-party logistics and distribution provider. Finished goods includes KUSD 3 relating to ZYNLONTA held on consignment by the Company’s third-party logistics and distribution provider as of December 31, 2021.
As previously disclosed, the Company recognized a gain from reversal of previously recorded impairment charges of KUSD 6,752 as a result of receiving FDA approval of ZYNLONTA in April 2021. For the three and six months ended June 30, 2022, the Company designated certain capitalized pre-approval ZYNLONTA inventory for R&D use and recorded a charge to R&D expenses, which was partially offset by a reversal of previously recorded impairment charges. The net impact of KUSD 436 and KUSD 75 was recorded as an expense to R&D in the Company’s unaudited condensed consolidated interim statement of operation for the three and six months ended June 30, 2022, respectively. The reversal of previously recorded impairment charges is based on the existence of inventory on hand and estimated demand, as well as expiration dating.
11.Intangible assets
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. The Company classifies its licenses relating to product candidates for which regulatory approval has not been received as indefinite-lived intangible assets and did not recognize amortization expense relating to these licenses.
Internal development costs are classified as indefinite-lived intangible assets and are expected to be capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. The Company began to capitalize internal development costs for

ZYNLONTA as an internally generated intangible asset upon the FDA approval in the U.S. and if certain recognition criteria were met.
During the six months ended June 30, 2022, the Company capitalized the following license fees paid or accrued to third parties as intangible assets:
Milestone Payments
•An amount of KUSD 500 paid upon the dosing of a specific number of patients in the first in-human clinical study related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•An amount of KUSD 195 paid upon the successful completion of in-vivo efficacy studies related to a license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products. The amount was capitalized as an indefinite-lived intangible asset.
During the six months ended June 30, 2021, the Company capitalized the following as intangible assets:

Milestone Payments

•    An amount of KUSD 1,050 paid upon the successful completion of a pre-clinical toxicology study and IND submission related to an antibody the Company acquired from a third party to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset; and
•    An amount of KUSD 600 paid upon final regulatory approval of ZYNLONTA related to a license agreement with a third party to use their technology to research, develop, manufacture and commercialize products. The amount was capitalized as a definite-lived intangible asset and will be amortized over its estimated useful life of 14 years based on the expected patent life, which includes an extension period that the Company believes is highly probable of being granted. This estimated useful life does not include additional patent protection that may be granted under applications filed but not yet approved other than the extension period discussed above.
License Payments
•    An amount of KUSD 250 paid relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization. The amount was capitalized as an indefinite-lived intangible asset.

The table below provides a rollforward of the Company’s intangible assets as of June 30, 2022 and 2021.

(in KUSD)	Indefinite lived		Definite lived
Cost	Licenses	Internal development costs	Licenses	Software	Total
January 1, 2022	12,985	631	1,052	176	14,844
Additions	695	263	—	97	1,055
Exchange differences	—	—	—	(7)	(7)
June 30, 2022	13,680	894	1,052	266	15,892

Accumulated Amortization
January 1, 2022	(1,069)	—	(50)	(143)	(1,262)
Amortization charge	—	—	(37)	(20)	(57)
Exchange differences	—		—	2	2
June 30, 2022	(1,069)	—	(87)	(161)	(1,317)

Net book amount as of June 30, 2022	12,611	894	965	105	14,575

Cost
January 1, 2021	11,144	—	—	168	11,312
Additions	1,300	—	600	—	1,900
Transfers	(452)	—	452	(6)	(6)
June 30, 2021	11,992	—	1,052	162	13,206

Accumulated Amortization
January 1, 2021	(1,069)	—	—	(64)	(1,133)
Amortization charge	—	—	(13)	(50)	(63)
June 30, 2021	(1,069)	—	(13)	(114)	(1,196)

Net book amount as of June 30, 2021	10,923	—	1,039	48	12,010

12.Interest in joint venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma, with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize one of the Company’s ADC products, ZYNLONTA, and three of the Company’s ADC product candidates, ADCT-601, ADCT-602 and ADCT-901, in greater China and Singapore. The table below provides a rollforward of the Company’s interest in Overland ADCT BioPharma as of June 30, 2022 and 2021, respectively.

(in KUSD)
Interest in joint venture
January 1, 2022	41,236
Share of results in joint venture	(4,419)
June 30, 2022	36,817

January 1, 2021	47,908
Share of results in joint venture	(1,696)
June 30, 2021	46,212
As of June 30, 2022, the deferred gain of USD 23.5 million arising from the Company’s contribution for its equity investment in the joint venture remained unchanged from December 31, 2021. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described above, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.
The tables below provide summarized financial information for Overland ADCT BioPharma that is material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

(in KUSD)	As of
Summarized Balance Sheet	June 30, 2022	December 31, 2021
Cash and cash equivalents	28,450	39,318
Prepaid and other current assets	372	15
Intangible assets	48,039	48,040
Total liabilities	2,208	2,828
Net assets	74,653	84,545

Summarized Statement of Comprehensive Loss	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Operating expenses	4,576	2,493	9,367	3,655
Net loss	3,914	2,387	8,663	3,461

13.Leases
The table below provides a rollforward of the Company's right-of-use assets as of June 30, 2022 and 2021, respectively.

(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2022	9,005	134	9,139
Exchange difference	(523)	—	(523)
June 30, 2022	8,482	134	8,616

Accumulated depreciation
January 1, 2022	(1,925)	(50)	(1,975)
Depreciation charge	(589)	(17)	(606)
Exchange difference	59	—	59
June 30, 2022	(2,455)	(67)	(2,522)

Net book amount as of June 30, 2022	6,027	67	6,094

Cost
January 1, 2021	5,324	78	5,402
Additions	5,662	56	5,718
Lease termination	(864)	—	(864)
Exchange difference	40	—	40
June 30, 2021	10,162	134	10,296

Accumulated depreciation
January 1, 2021	(2,253)	(20)	(2,273)
Depreciation charge	(786)	(13)	(799)
Lease termination	864	—	864
Exchange difference	(11)	—	(11)
June 30, 2021	(2,186)	(33)	(2,219)

Net book amount as of June 30, 2021	7,976	101	8,077
During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100 square meters, is R&D.
Depreciation of right-of-use assets have been charged to the following categories in the unaudited condensed consolidated interim statement of operations. Depreciation expense for S&M expenses was not material for any of the periods presented.

	Three months ended June 30,		Six months ended June 30,
(in KUSD)	2022	2021	2022	2021
R&D expenses	238	358	483	682
G&A expenses	61	62	123	117
	299	420	606	799

The table below provides a rollforward of the Company's lease liabilities as of June 30, 2022 and 2021, respectively.

(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2022	7,898	125	8,023
Cash outflow (including interest)	(593)	(18)	(611)
Interest	100	1	101
Exchange difference	(575)	(39)	(614)
June 30, 2022	6,830	69	6,899

January 1, 2021	3,402	65	3,467
Additions	5,662	56	5,718
Cash outflow (including interest)	(616)	(15)	(631)
Interest	112	2	114
Exchange difference	(66)	(2)	(68)
June 30, 2021	8,494	106	8,600

June 30, 2022
Lease liabilities (short-term)	875	34	909
Lease liabilities (long-term)	5,955	35	5,990
Total lease liabilities	6,830	69	6,899

June 30, 2021
Lease liabilities (short-term)	954	34	988
Lease liabilities (long-term)	7,540	72	7,612
Total lease liabilities	8,494	106	8,600
14.Convertible loans
Facility agreement
On April 24, 2020, the Company entered into a USD 115 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (“Deerfield”). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65 million upon the completion of the initial public offering (“IPO”), and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50 million upon the receipt of regulatory approval for ZYNLONTA, and satisfaction of certain other conditions (the “second tranche”).
The outstanding principal amount of the convertible loans is due to be repaid in full on May 19, 2025. However, any conversion of the convertible loans into common shares shall be deemed a repayment of the principal amount of the convertible loans so converted.
The convertible loans bear interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing July 1, 2020 and July 1, 2021 for the first tranche and second tranche, respectively.

Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.
The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly owned subsidiaries and joint venture.
In accordance with the terms of the convertible notes, both the holders and the Company may elect to redeem the notes upon the occurrence of a major transaction and successor major transaction, respectively, as discussed in the Company’s annual report for the period ended December 31, 2021 on Form 20-F.
The Facility Agreement contains various covenants, including a requirement to retain USD 50 million in cash and cash equivalents as of the end of each fiscal quarter.
First tranche - Initial disbursement of convertible loans
The Company has accounted for the first tranche of convertible loans amounting to USD 65 million issued on May 19, 2020 as comprising two components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in first tranche
Since issuance, the embedded conversion option derivative is marked-to-market on a quarterly basis. During the three and six months ended June 30, 2022, the Company recognized income of KUSD 8,860 and KUSD 18,378, respectively, as a result of changes in the fair value of the embedded derivative. During both the three and six months ended June 30, 2021, the Company recognized income of KUSD 5,512 and KUSD 20,780, respectively. The fair value of the embedded derivative associated with the first tranche was KUSD 4,848 and KUSD 23,226 as of June 30, 2022 and December 31, 2021, respectively. The decreases in the fair value of the embedded derivative during the three and six months ended June 30, 2022 and 2021 was primarily due to the decrease in the fair value of the underlying shares from December 31, 2021 to June 30, 2022 and from December 31, 2020 to June 30, 2021, respectively, which were charged directly to the unaudited condensed consolidated interim statement of operations. See note 8, "Non-operating income (expense)" for further information.
The Company used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of June 30, 2022 and December 31, 2021 were as follows:

	As of
	June 30, 2022	December 31, 2021
Exercise price at 130% of the IPO price of 19.00, in USD	24.70	24.70
Forced conversion price, in USD (1)	67.93	67.93
Share price in USD	7.95	20.20
Risk-free interest rate	3.0%	1.0%
Expected volatility	86%	77%
Expected term	34 months	40 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.0%	8.8%
(1) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it has received regulatory approval of ZYNLONTA as discussed in the Company’s annual report for the period ended December 31, 2021 on Form 20-F.

Residual convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2020. For the three and six months ended June 30, 2022, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 2,313 and KUSD 4,532, respectively. For the three and six months ended June 30, 2021, the Company recorded interest expense on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 2,060 and KUSD 4,042, respectively. The Company’s interest expense is based on the implied effective interest rate, which was computed at inception at 23%.
The amount at which the convertible loan is presented as a liability in the unaudited condensed consolidated interim balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 45,451 as of June 30, 2022, of which KUSD 3,629 was the current portion of the liability. The carrying value of the convertible loan was KUSD 42,874 as of December 31, 2021, of which KUSD 3,631 was the current portion of the liability.
Second tranche - Accounting for subsequent disbursement of convertible loans prior to FDA approval
Draw-down of the second tranche of the convertible loans was mandatory upon the April 23, 2021 receipt of regulatory approval for ZYNLONTA. Prior to drawing down the second tranche, the Company accounted for the second tranche as a derivative. The Company performed a valuation of the derivative immediately prior to the April 23, 2021 approval of ZYNLONTA, which resulted in a mark-to-market adjustment and recognition of KUSD 4,263 of expense and KUSD 1,638 of income for the three and six months ended June 30, 2021, respectively. The increase in fair value of the derivative from April 1, 2021 through immediately prior to the April 23, 2021 FDA approval was primarily due to the increase in the fair value of the underlying shares as well as utilizing a 100% probability of achieving regulatory approval of ZYNLONTA, which was charged directly to the unaudited condensed consolidated interim statement of operations. The decrease in fair value of the derivative during the six months ended June 30, 2021 is primarily due to the decrease in the fair value of the underlying shares from December 31, 2020 to immediately prior to the April 23, 2021 FDA approval, which was charged directly to the unaudited condensed consolidated interim statement of operations. The fair value of the derivative associated with the second tranche as of both June 30, 2022 and December 31, 2021 was nil as the derivative was accounted for as an embedded conversion option derivative upon the draw-down of the subsequent disbursement. See “Second tranche - Accounting for subsequent disbursement of convertible loans after FDA approval” below and note 8, "Non-operating income (expense)" for further details.
The Company used an independent valuation firm to assist in performing a fair value assessment of the derivative liability, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuation as of April 23, 2021 (prior to FDA approval of ZYNLONTA) was as follows:

As of
April 23, 2021
Exercise price at 150% of the IPO of 19.00, in USD (1)	28.50
Forced conversion price, in USD (2)	78.38
Share price in USD (3)	24.85
Risk-free interest rate	0.6%
Expected volatility (4)	90%
Expected term	1 month
Dividend yield	—
Recovery rate	5%
Implied bond yield	7.7%
(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price.

(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed in the Company’s annual report for the period ended December 31, 2021 on Form 20-F.

(3) The Company utilized the opening share price on April 23, 2021 for the valuation of the derivative immediately prior to the FDA approval of ZYNLONTA.

(4) The expected volatility utilized for the pre-FDA approval valuations was higher than the post-approval valuations due to a change in the peer group. Prior to the FDA approval of ZYNLONTA, the Company utilized a peer group primarily comprised of clinical-stage companies. Upon receipt of FDA approval of ZYNLONTA, the Company updated the peer group to primarily comprise of commercial-stage companies, which lowered the expected volatility assumption utilized in the post-FDA approval valuations.
Second tranche - Accounting for subsequent disbursement of convertible loans after FDA approval
Upon receipt of FDA approval of ZYNLONTA, the Company accounted for the second tranche of convertible loans amounting to USD 50 million issued on May 17, 2021 as comprising two separate components: an embedded conversion option derivative and a loan.
Valuation of derivative embedded in second tranche
Upon receipt of FDA approval of ZYNLONTA, the Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including the embedded conversion option derivative. The fair value of the embedded conversion option derivative component was based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the subsequent valuation of the embedded conversion option derivative as of June 30, 2022 and December 31, 2021, including both components described above, were as follows:

	As of
	June 30, 2022	December 31, 2021
Exercise price in USD (1)	28.07	28.07
Forced conversion price, in USD (2)	77.19	77.19
Share price in USD	7.95	20.20
Risk-free interest rate	3.0%	1.0%
Expected volatility	86%	77%
Expected term	34 months	40 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	12.0%	8.8%

(1) The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. The conversion price for the second tranche of the convertible notes as of June 30, 2022 and December 31, 2021 was based on 120% of the average of the volume-weighted average process of the Company’s shares on each of the 15 trading days prior to the disbursement date.

(2) In accordance with the terms of the convertible loans, under certain circumstances the Company has the right to force conversions of the convertible notes on and after the one- and three-year anniversaries of the date on which it received regulatory approval of ZYNLONTA, as discussed in the Company’s annual report for the period ended December 31, 2021 on Form 20-F.
During the three and six months ended June 30, 2022, the Company recognized income of KUSD 5,595 and KUSD 11,932, respectively, as a result of changes in the fair value of the embedded derivative. The fair value of the embedded derivative associated with the second tranche was KUSD 2,789 as of June 30, 2022. The decrease in fair value of the embedded derivative is primarily due to the decrease in the fair value of the underlying shares from December 31, 2021 to June 30, 2022. During both the three and six months ended June 30, 2021, the Company recognized expense of KUSD 1,012 as a result of changes in the fair value of the embedded derivative after the April 23, 2021 approval date. The increase in fair value of the embedded derivative during this period is primarily due to an increase in the fair value of the underlying shares from April 23, 2021 to June 30, 2021. The fair value of the embedded derivative associated with the second tranche was KUSD 14,721 as of December 31, 2021. See note 8, "Non-operating income (expense)" for further information.

Convertible loan
The loan bears interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2021. For the three and six months ended June 30, 2022, the Company recorded interest expense related to the interest payable on the convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 813 and KUSD of 1,616, respectively, based on the implied effective interest rate, which was computed at inception at 6.7%. For both the three and six months ended June 30, 2021, the Company recorded interest expense related to the interest payable on the convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 390 based on the implied effective interest rate.
As described above, the Company used an independent valuation firm to assist in calculating the initial fair value of the entire instrument, including both components. The convertible loan is subsequently measured at its amortized cost in accordance with IFRS 9. The amount at which the convertible loan is presented as a liability in the unaudited condensed consolidated interim balance sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 50,966 as of June 30, 2022, of which KUSD 2,944 was the current portion of the liability. The carrying value of the convertible loan was KUSD 50,854 as of December 31, 2021, of which KUSD 2,944 was the current portion of the liability.
Other
In connection with the receipt of the USD 50 million subsequent disbursement, the establishment of the embedded derivative and residual loan associated with the subsequent disbursement and elimination of the aforementioned derivative immediately prior to FDA approval of ZYNLONTA, the Company recorded a gain of KUSD 1,816 during the three and six months ended June 30, 2021, which was recorded in Convertible loans, derivatives, change in fair value income (expense) in the unaudited condensed consolidated interim statement of operations. See note 8, "Non-operating income (expense)" for further information.

On June 4, 2021, in accordance with the Facility Agreement, the Company filed a registration statement to register 5,558,318 common shares, being the maximum number of shares that could potentially be issuable upon conversion of the full amount of the convertible notes issued under the Facility Agreement to the extent that the holders of the convertible notes elect to convert into the Company's common shares or if the Company forces conversion.
15.Share-based compensation
Equity Incentive Plan 2019
In November 2019, the Company adopted the Equity Incentive Plan 2019. Under the Equity Incentive Plan 2019, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 13,820,000 common shares for future issuance under the Equity Incentive Plan 2019 (including share-based equity awards granted to date less awards forfeited). As of June 30, 2022, the Company has 1,769,901 common shares available for the future issuance of share-based equity awards. On March 7, 2022, the Company issued its annual equity award, which was approved by the Compensation Committee of the Board of Directors and consisted of 1,867,076 share options and 570,340 RSUs. On May 11, 2022, the Company issued a special retention award to select employees, which was approved by the Compensation Committee of the Board of

Directors and consisted of 1,298,700 RSU's. As of June 30, 2022, the Company has only granted share options, RSUs and performance awards under the Equity Incentive Plan 2019.
As of June 30, 2022, the cumulative amount recorded as an increase to Other Reserves within equity in the unaudited condensed consolidated interim balance sheet of the Equity Incentive Plan 2019 was KUSD 123,194. An amount of KUSD 512 was withheld for tax charges during the three months ended March 31, 2022. There were no amounts withheld for tax charges during the three months ended June 30, 2022. The amount of expense for all awards recognized for services received during the three and six months ended June 30, 2022 were KUSD 13,818 and KUSD 27,728, respectively, and for the three and six months ended June 30, 2021 were KUSD 18,267 and KUSD 32,218, respectively.
Share Options
Pursuant to the Equity Incentive Plan 2019, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and six months ended June 30, 2022 was KUSD 8,450 and KUSD 18,965, respectively. The expense recognized for services received during the three and six months ended June 30, 2021 was KUSD 15,315 and KUSD 28,007, respectively.
The following table summarizes the share option awards outstanding as of June 30, 2022:

	Average strike price per share in USD	Number of awards	Weighted average remaining life in years
December 31, 2021	27.23	6,640,200	8.70
Granted	13.11	3,243,719	9.59
Forfeited	27.12	(586,875)	N/A
June 30, 2022	22.31	9,297,044	8.65
Awards outstanding as of June 30, 2022 and December 31, 2021, expire through 2032. The options granted during 2022 include the Company’s annual equity award discussed above. The grant-date fair value of the options relating to the annual equity awards was USD 8.85 per share. As of June 30, 2022, 3,073,399 awards are vested and exercisable out of the total outstanding awards of 9,297,044 common shares. The weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 25.76 and 7.87 years, respectively.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The fair values of the options granted during the three and six months ended June 30, 2022 were determined on the date of the grant using the following assumptions:

	Three Months Ended	Six Months Ended
	June 30, 2022	June 30, 2022
Share price, in USD	6.55 - 14.83	6.55 - 19.69
Strike price, in USD	6.55 - 14.83	6.55 - 19.69
Expected volatility	70% to 75%	70% to 75%
Award life	6.08	6.08
Expected dividends	—	—
Risk-free interest rate	2.49% - 3.05%	1.46% - 3.05%
The expected volatility was based on the Company’s historical volatility and selected volatility determined by median values observed among other comparable public companies.
The award life is based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the Equity Incentive Plan 2019, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. The special retention awards discussed above vest 50% and the remainder at the six-month and one year anniversaries, respectively, of the grant date. Under the grant, the RSUs may be settled only in common shares of the Company. Therefore, the grants of RSUs under the Equity Incentive Plan 2019 have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s unaudited condensed consolidated interim statement of operations and a corresponding increase to Other Reserves within equity on the unaudited condensed consolidated interim balance sheet.
The expense recognized for services received during the three and six months ended June 30, 2022 was KUSD 5,368 and KUSD 8,763, respectively. The expense recognized for services received during the three and six months ended June 30, 2021 was KUSD 2,952 and KUSD 4,211, respectively.

	Number of awards	Weighted average grant date fair value
December 31, 2021	663,055	30.95
Granted	2,121,371	9.37
Vested	(137,908)	28.70
Forfeited	(86,572)	23.27
June 30, 2022	2,559,946	13.44
The RSUs granted during 2022 include the annual equity award and special retention award discussed above, which had grant date fair values of $14.00 and $6.93, respectively.

Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

	Three months ended		Six months ended
(in KUSD)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Equity Incentive Plan 2019 - Share Options	8,450	15,315	18,965	28,007
Equity Incentive Plan 2019 - RSUs	5,368	2,952	8,763	4,211
Tax and social charge deductions - Incentive Plan 2019	—	—	(512)	—
Total	13,818	18,267	27,216	32,218
16.Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR for up to USD 325.0 million of which the Company received gross proceeds of USD 225.0 million during 2021 and is eligible to receive an additional USD 100.0 million upon the occurrence of certain commercial milestones.
The table below provides a rollforward of the Company’s debt obligation relating to the royalty purchase agreement.

(in KUSD)
January 1, 2022	225,477
Less: royalty payments	4,446
Plus: interest expense	11,687
Less: cumulative catch-up adjustment, Financial income (expense), net	18,208
June 30, 2022	214,510

January 1, 2021	—
Proceeds from the sale of future royalties	225,000
Less: transaction costs	6,998
Less: royalty payments	213
Plus: interest expense	6,752
Plus: cumulative catch-up adjustment, Financial expense	936
December 31, 2021	225,477
The Company recorded a liability relating to the initial gross proceeds received less transaction costs. The Company will record additional liabilities upon the receipt of eligible amounts when such contingent events occur. To determine the accretion of the liability related to the deferred royalty obligation, the Company is required to estimate the total amount of future royalty payments and estimated timing of such payment to HCR based on the Company's revenue projections. Based on the Company's initial revenue projections, the Company used an independent valuation firm to assist in determining the total amount of future royalty payments and estimated timing of such payment to HCR using an option pricing Monte Carlo simulation model. The amount ultimately received by the Company will be accreted to the total amount of the royalty payments necessary to extinguish the Company’s obligation under the agreement, which will be recorded as interest expense over the life of the royalty purchase agreement. The estimate of this total interest expense resulted in an effective interest rate of 10%. As royalty payments are made to HCR, the balance of the debt obligation will be effectively repaid over the life of the royalty purchase agreement.
Based on the Company's periodic review, the exact amount and timing of repayment is likely to be different each reporting period as compared to those estimated based on the Company's initial revenue projections. A significant increase or decrease in actual net sales of ZYNLONTA compared to the Company’s revenue projections, and regulatory approval and commercialization of Cami, as well as ZYNLONTA in other indications as well as licensing revenue could change the royalty rate and royalty cap due to HCR, which could materially impact the debt obligation as well as interest expense associated with the royalty purchase agreement. Also, the Company’s total obligation to HCR can vary depending on the achievement of the sales milestones as well as the timing of a change in control event. The Company will periodically assess the expected payments to HCR based on its underlying revenue projections and to the extent the amount or timing of such payments is materially different than its initial estimates it will record a cumulative catch-up adjustment.
Based on the Company's 2022 strategic planning decisions including updated development plans, the Company updated the valuation model during the first quarter of 2022, which resulted in a cumulative catch-up adjustment of KUSD 18,288 recorded as Financial income within the unaudited condensed consolidated interim statement of operations for the three months ended March 31, 2022. The Company updated the valuation model in the second quarter of 2022 for revised revenue forecasts, which had the effect of reducing the Company’s deferred royalty obligation, as well as including upfront and downstream milestone payments related to the Sobi exclusive license agreement, which had the effect of increasing the Company’s deferred royalty obligation. As a result of the updated valuation model, the Company recorded a non-material cumulative catch-up adjustment recorded as Financial expense within the unaudited condensed consolidated interim statement of operations for the three months ended June 30, 2022. (see note 19, "Events after the reporting date"). Under the cumulative catch-up method, the effective interest rate is not revised when actual or estimated net sales differ from those estimated as of the inception of the debt obligation. Instead, the carrying amount of the debt obligation is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original effective interest rate, 10%, as of the date on which the estimate changes.
17.Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).
Based on the Company’s contribution and equity interest in Overland ADCT BioPharma, certain of the Company’s employees serve on its board of directors.
Services provided by the Company to related parties
The Company provides registered office and other simple administrative services to three subsidiaries of ATH. The amounts invoiced for the three and six months ended June 30, 2022 and recovered through G&A expenses, amounted to nil and KUSD 1, respectively (three and six months ended June 30, 2021: KUSD 1 and KUSD 2, respectively).
As contemplated by the license agreement with Overland ADCT BioPharma, Overland ADCT BioPharma has elected to participate in certain of the Company’s global clinical trials, in exchange for which it reimburses the Company for a portion of the cost of those trials. Overland ADCT BioPharma also reimburses the Company for certain expenses in connection with technology transfer and assistance of clinical personnel. During the three and six months ended June 30, 2022, the Company incurred KUSD 876 and KUSD 1,196, respectively, of clinical trial and service costs to be reimbursed by Overland ADCT BioPharma, which is recorded as a reduction of R&D expenses in the Company’s unaudited condensed consolidated interim statement of operations (three and six months ended June 30, 2021: KUSD 790).
In addition, the Company entered into a supply agreement with Overland ADCT BioPharma whereby the Company provides Overland ADCT BioPharma clinical supply for use in trials. For the three and six months ended June 30, 2022, nil and KUSD 45, respectively, of clinical supply was provided to Overland ADCT BioPharma which is recorded as a reduction of R&D expenses in the Company’s unaudited condensed consolidated interim statement of operation. There were no such sales to Overland ADCT BioPharma during the three and six months ended June 30, 2021.
Related party balances
The Company had a related party receivable balance with Overland ADCT BioPharma of KUSD 876 and KUSD 789 as of June 30, 2022 and December 31, 2021, respectively. There were no trade accounts payable with related parties as of June 30, 2022 and December 31, 2021.

Key management compensation
The compensation of key management is shown below:

	Three months ended June 30,		Six months ended June 30,
(in KUSD)	2022	2021	2022	2021
Salaries and other short-term employee costs	2,062	1,969	4,206	4,001
Pension costs	71	106	204	240
Share-based compensation expense	6,875	8,604	12,449	13,821
Other compensation	8	9	18	22
Total	9,016	10,688	16,877	18,084

During the second quarter of 2022, there was an organizational realignment of certain key management as a result of the appointment of the Company's new CEO. The key management compensation for the three and six months ended June 30, 2022 reflects the new management structure, while the comparable prior periods have not been recast to conform to the current structure.
18.Loss per share

	Three Months Ended June 30,		Six Months Ended June 30,
(in KUSD, except per share amounts)	2022	2021	2022	2021
Loss attributable to owners	(64,374)	(72,569)	(81,035)	(124,096)
Weighted average number of shares outstanding	76,911,713	76,728,714	76,866,968	76,725,210
Basic and diluted loss per share	(0.84)	(0.95)	(1.05)	(1.62)
For the three and six months ended June 30, 2022 and 2021, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Equity Incentive Plan 2019, as the effect of including those shares would be anti-dilutive.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Equity Incentive Plan 2019 - Share Options	8,943,320	6,258,291	8,066,461	5,475,476
Equity Incentive Plan 2019 - RSUs	1,908,912	560,967	1,354,432	379,379
Conversion of the principal amount of convertible loans into the Company’s common shares	4,412,840	3,982,206	4,412,840	3,310,623
	15,265,072	10,801,464	13,833,733	9,165,478
19.Events after the reporting date

The Company has evaluated its subsequent events through August 9, 2022, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the financial statements, other than those described below.

During July 2022, the Company entered into exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million and is eligible to receive up to USD 382.5 million in regulatory and net sales-based milestones, including USD 50 million upon approval of a Marketing Authorisation Application by the European Commission for ZYNLONTA in third-line DLBCL. The Company will also receive royalties ranging in percentage from the mid-teens to the mid-twenties based on net sales of the product in Sobi’s licensed territories, subject to certain adjustments. Sobi will also contribute 25 percent of clinical trial costs for select global ZYNLONTA trials, up to a cap of USD 10 million per year. In addition, the Company has agreed to supply product to Sobi for its drug development and commercialization under a supply agreement which will be entered into.